FREE WRITING PROSPECTUS Dated November 3, 2010	Filed Pursuant to Rule 433 Registration No. 333-163392 Registration No. 333-163392-05

ALLY AUTO RECEIVABLES TRUST 2010-4

Issuing Entity

$970,600,000 Asset Backed Notes, Class A

ALLY AUTO ASSETS LLC

Depositor

ALLY BANK

Sponsor

ALLY FINANCIAL INC.

Servicer

This additional information statement (this “Additional Statement”) relates to the Class A Notes offered by the preliminary prospectus supplement dated November 2, 2010 (the “Preliminary Prospectus Supplement”) and prospectus dated November 2, 2010, filed with the Securities and Exchange Commission (“SEC”). Unless the context indicates otherwise, defined terms in this Additional Statement that are not otherwise defined herein have the meanings given to them in the Preliminary Prospectus Supplement. This Additional Statement should be read in conjunction with the Preliminary Prospectus Supplement. To the extent that the information directly set forth in this Additional Statement is inconsistent with the information in the Preliminary Prospectus Supplement, you should rely upon the information in this Additional Statement.

THE SPONSOR’S PORTFOLIO DATA

Delinquencies, Repossessions, Bankruptcies and Net Losses

For Ally Bank’s U.S. consumer automotive portfolio of new and used retail car and light truck receivables, the table on the following page shows Ally Bank’s experience for both new and used retail car and light truck receivables on a combined basis for:

•	delinquencies,

•	repossessions,

•	bankruptcies, and

•	net losses.

Fluctuations in delinquencies, repossessions, bankruptcies and net losses generally follow trends in the overall economic environment and may be affected by such factors as:

•	competition for obligors,

•	the supply and demand for both new and used cars and light trucks,

•	consumer debt burden per household, and

•	personal bankruptcies.

Delinquencies in Ally Bank’s U.S. consumer automotive portfolio have been relatively flat since 2005. Slight stress was experienced in the later stage buckets in 2008 and 2009 as a result of the overall economic conditions. However, the overall quality of Ally Bank’s portfolio has mitigated the impacts to date.

There can be no assurance that the delinquency, repossession, bankruptcy and net loss experience on the receivables will be comparable to that set forth below or that the factors or beliefs described above will remain applicable.

	Nine Months Ended September 30,		Year Ended December 31,
New and Used Car and Light Truck Contracts	2010	2009	2009	2008	2007	2006
Total Retail Contracts Outstanding at the End of the Period (excluding bankruptcies) (in thousands)
New Vehicles (in thousands)	542	220	298	147	141	114
Used Vehicles (in thousands)	138	55	73	41	28	16
Total (in thousands)	681	275	371	188	169	130
Average Daily Delinquency
31-60 Days	N/A	0.51%	0.46%	0.36%	0.36%	0.49%
61-90 Days	N/A	0.08%	0.07%	0.03%	0.03%	0.04%
91 Days or More	N/A	0.01%	0.01%	0.00%	0.00%	0.00%
Month-End Delinquency Dollars(1)
31-60 Days	0.24%	0.38%	0.29%	0.68%	N/A	N/A
61-90 Days	0.04%	0.07%	0.05%	0.09%	N/A	N/A
91 Days or More	0.00%	0.01%	0.01%	0.03%	N/A	N/A
Repossessions as a Percent of Average Number of Contracts Outstanding (including bankruptcies)	0.36%	0.72%	0.65%	0.59%	0.38%	0.34%
Net Losses as a Percent of Liquidations	0.12%	0.71%	0.59%	0.82%	0.34%	0.29%
Net Losses as a Percent of Average Gross Receivables	0.09%	0.41%	0.33%	0.34%	0.14%	0.11%
Net Losses as a Percent of Average Net Receivables	0.17%	0.64%	0.54%	0.50%	0.31%	0.05%
Total Retail Contracts Outstanding at End of the Period (including bankruptcies) (in thousands)	683	277	372	189	169	130
Bankruptcies as a Percent of Average Number of Contracts Outstanding (including bankruptcies)	0.41%	0.56%	0.53%	0.38%	0.24%	0.25%
Bankruptcies Month-End Delinquency Dollars—31 Days or More(1)	0.05%	0.12%	0.06%	0.15%	N/A	N/A

(1)	The information is available for the years ended 2008 and 2009 and the nine months ended September 30, 2009 and 2010; prior year information is not available.

	Nine Months Ended September 30,		Year Ended December 31,
New and Used Car and Light Truck Contracts	2010	2009	2009	2008	2007	2006
Average Bankruptcies	2,110	1,261	1,342	704	366	252
Average Retail Contracts (including bankruptcies)	512,885	225,084	253,122	184,427	152,297	101,411

Our current practice is generally to write off receivables, other than those with respect to which the related obligor is in bankruptcy, at the point amounts are deemed to be uncollectible, which usually is at the point of repossession. We will normally begin repossession activity once the receivable becomes 60 days past due. The “Average Daily Delinquency” percentages shown in the preceding table are each calculated on the basis of the average number of receivables delinquent at any time during a month (excluding receivables where the related obligor is in bankruptcy), divided by the number of receivables outstanding at the end of that month, and averaged for all months in the indicated period. The “Month-End Delinquency Dollars” represent the remaining principal balance as of the ledger closing date for the month. For periods after the year ended 2009, Ally Bank will report “Month-End Dollar Delinquency” as a replacement for “Average Daily Delinquency.” The “Net Losses as a Percent of Liquidations” and the “Net Losses as a Percent of Average Gross Receivables” percentages in the preceding table are based on the gross balance of the receivables, which includes unearned finance charges. Liquidations represent all reductions to the receivables based on cash receipts from all sources as well as charge-offs. The “Net Losses as a Percent of Average Net Receivables” percentages in the preceding table are based on the net balance of the receivables, which is the gross balance of the receivables less unearned finance charges and unearned rate support. Unearned finance charges for a receivable are the portion of the remaining payments on that receivable that are attributed to interest at the stated rate. Unearned rate support applies to subvented receivables only and is the unamortized portion of the discount at which the receivable is purchased from the originating dealer. The “Bankruptcies as a Percent of Average Number of Contracts Outstanding (including bankruptcies)” percentages in the preceding table represent the number of bankruptcies on the last day of each month and averaged for the indicated period divided by the number of receivables outstanding on the last day of each month and averaged for the indicated period.

The “Repossessions as a Percent of Average Number of Contracts Outstanding (including bankruptcies),” “Net Losses as a Percent of Average Gross Receivables” and “Net Losses as a Percent of Average Net Receivables” for the nine months ended September 30, 2009 and 2010 are reported as annualized rates, which may not reflect the actual annual results.

The “Net Losses as a Percentage of Average Net Receivables” represent actual charge-offs net of recoveries on Ally Bank’s U.S. consumer automotive portfolio of new and used retail car and light truck receivables. Net Losses include the initial write-down to estimated fair market value of all repossessed vehicles in the month of repossession.

The “Average Bankruptcies” is the number of receivables in bankruptcy outstanding on the last day of each month and averaged for the indicated period.

The “Average Retail Contracts (including bankruptcies)” is calculated by averaging the month-end retail contracts outstanding (including bankruptcies) for each month in the indicated period.

STATIC POOL DATA

The following tables supplement and, in some cases, update the information contained in Appendix A to the Preliminary Prospectus Supplement.

For the vintage origination information, any reference to a “weighted average” represents the weighted average at the time of origination of a receivable and is based on the original amount financed, except for the “Weighted Average Remaining Maturity,” which represents the remaining term of the receivable as of September 30, 2010. The “Distribution of the Receivables Pool by State” represents the current state in which the obligor’s billing address is located as of October 25, 2010.

The “Net Loss Statistics” represent actual charge-offs, net of recoveries. With respect to Net Loss Statistics, the amount presented represents the Net Losses for the reporting period, as well as a percentage of the undiscounted initial aggregate receivables principal balance.

We have not included delinquency statistics with respect to each vintage origination year because the information is not available without unreasonable effort or expense. For the sponsor’s U.S. average daily delinquency data as of the years ended 2005, 2006, 2007, 2008 and 2009, and the nine months ended September 30, 2010, see “The Sponsor’s Portfolio Data—Delinquencies, Repossessions, Bankruptcies and Net Losses” set forth above. We have included delinquency statistics for the selected 2009 privately offered securitized pools and the 2010 public securitizations of the sponsor in the Appendix A to the Preliminary Prospectus Supplement. The delinquency statistics for these pools represent accounts greater than 60 days delinquent at the reporting date, which is the end of the calendar month.

ALLY BANK 2005 VINTAGE ORIGINATIONS

	Net Loss Statistics: Non-Subvented				Net Loss Statistics: Subvented
Month	$	%	Cumulative $	Cumulative %	$	%	Cumulative $	Cumulative %
Jul-10	(140)	-0.000073%	635,839	0.332073%	9,470	0.001124%	3,714,939	0.440920%
Aug-10	(1,550)	-0.000810%	634,289	0.331264%	(18,887)	-0.002242%	3,696,052	0.438678%
Sep-10	810	0.000423%	635,099	0.331687%	12,375	0.001469%	3,708,427	0.440147%

2005 Vintage Originations: Receivables Pool Characteristics

Weighted Average Remaining Maturity (In Months)	8.36

2005 Vintage Originations: Distribution of the Receivables Pool by State

State	Percentage of Aggregate Amount Financed
California	12.51%
Texas	8.17%
Arizona	5.58%
Ohio	5.57%
Florida	5.02%
Illinois	4.47%

ALLY BANK 2006 VINTAGE ORIGINATIONS

	Net Loss Statistics: Non-Subvented				Net Loss Statistics: Subvented
Month	$	%	Cumulative $	Cumulative %	$	%	Cumulative $	Cumulative %
Jul-10	14,920	0.059963%	770,646	3.097227%	48,515	0.002554%	10,061,921	0.529793%
Aug-10	(7,713)	-0.030997%	762,933	3.066230%	29,027	0.001528%	10,090,949	0.531322%
Sep-10	(1,787)	-0.007184%	761,146	3.059047%	32,661	0.001720%	10,123,610	0.533041%

2006 Vintage Originations: Receivables Pool Characteristics

Weighted Average Remaining Maturity (In Months)	16.96

2006 Vintage Originations: Distribution of the Receivables Pool by State

State	Percentage of Aggregate Amount Financed
California	10.39%
Ohio	7.26%
Texas	6.78%
Arizona	5.60%
Pennsylvania	5.45%
Florida	4.61%

ALLY BANK 2007 VINTAGE ORIGINATIONS

	Net Loss Statistics: Non-Subvented				Net Loss Statistics: Subvented
Month	$	%	Cumulative $	Cumulative %	$	%	Cumulative $	Cumulative %
Jul-10	48,522	0.092554%	1,525,768	2.910350%	69,632	0.004485%	8,397,241	0.540881%
Aug-10	(494)	-0.000941%	1,525,274	2.909409%	93,530	0.006024%	8,490,771	0.546906%
Sep-10	470	0.000896%	1,525,744	2.910305%	81,951	0.005279%	8,572,722	0.552184%

2007 Vintage Originations: Receivables Pool Characteristics

Weighted Average Remaining Maturity (In Months)	24.24

2007 Vintage Originations: Distribution of the Receivables Pool by State

State	Percentage of Aggregate Amount Financed
California	12.15%
Texas	6.45%
Ohio	6.09%
Arizona	4.82%
Pennsylvania	4.59%
Florida	4.45%

ALLY BANK 2008 VINTAGE ORIGINATIONS

	Net Loss Statistics: Non-Subvented				Net Loss Statistics: Subvented
Month	$	%	Cumulative $	Cumulative %	$	%	Cumulative $	Cumulative %
Jul-10	40,849	0.038011%	3,838,800	3.572055%	75,472	0.006265%	6,336,759	0.526028%
Aug-10	63,731	0.059303%	3,902,531	3.631358%	151,956	0.012614%	6,488,715	0.538642%
Sep-10	56,171	0.052268%	3,958,703	3.683626%	202,170	0.016783%	6,690,885	0.555424%

2008 Vintage Originations: Receivables Pool Characteristics

Weighted Average Remaining Maturity (In Months)	35.59

2008 Vintage Originations: Distribution of the Receivables Pool by State

State	Percentage of Aggregate Amount Financed
California	10.19%
Ohio	8.23%
Pennsylvania	6.33%
Texas	6.32%
Florida	4.73%
Arizona	4.66%

ALLY BANK 2009 VINTAGE ORIGINATIONS

	Net Loss Statistics: Non-Subvented				Net Loss Statistics: Subvented
Month	$	%	Cumulative $	Cumulative %	$	%	Cumulative $	Cumulative %
Jul-10	501,025	0.017587%	3,368,738	0.118249%	315,851	0.006035%	2,526,808	0.048281%
Aug-10	406,410	0.014266%	3,775,148	0.132514%	328,772	0.006282%	2,855,580	0.054563%
Sep-10	454,186	0.015943%	4,229,335	0.148457%	254,108	0.004855%	3,109,688	0.059419%

2009 Vintage Originations: Receivables Pool Characteristics

Weighted Average Remaining Maturity (In Months)	52.17

2009 Vintage Originations: Distribution of the Receivables Pool by State

State	Percentage of Aggregate Amount Financed
Texas	10.69%
Michigan	7.78%
California	6.36%
Florida	6.25%
New York	6.05%
Illinois	4.49%

BofA Merrill Lynch	Barclays Capital	BNP Paribas

STATEMENT REGARDING THIS FREE WRITING PROSPECTUS

The depositor has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the depositor has filed with the SEC for more complete information about the issuer, the depositor and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the depositor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling 1-888-227-2275 ext. 2663.